

CORRECTED
August 27, 2012

Via E-mail
Romanas Bagdonas
Chief Executive Officer
Interups, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re:** **Interups Inc.**
> **Registration Statement on Form S-1**
> **Filed July 31, 2012**
> **File No. 333-182956**

Dear Mr. Bagdonas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. You appear to be a shell company as defined in Securities Act Rule 405. As such, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any

effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain operations. To the extent you believe you are not a shell company, provide us with a detailed analysis in support of your belief.

Prospectus Cover Page

3. Revise the prospectus cover page table to show the various net proceeds that you may receive from this offering. The table does not reflect the no-minimum, best efforts nature of the offering. You may revise the table to present the amounts of net proceeds you may receive in the event you sell varying percentages of the maximum amount of securities being offering pursuant to this registration statement (i.e., 25%, 50%, 75% and 100% of securities sold). We refer to your use of proceeds disclosure on page 12.

4. You have disclosed on your prospectus cover page that you are an emerging growth company. Consider revising your prospectus cover page to also disclose that you will be subject to limited reporting obligations as an emerging growth company and cross-reference the section of your risk factors that describes your limited reporting obligations.

Risk Factors

General

5. We note that you have a very limited number of shareholders and it would appear the number of record shareholders is likely to remain less than 300 for the foreseeable future. Tell us what consideration you have given to informing potential investors that the company may subsequently elect to de-register its shares under the Exchange Act and suspend its reporting obligations. To the extent you believe these conditions present a material risk, please describe the uncertainty and the resulting risk in an appropriately captioned paragraph.

6. We note disclosure on page 10 that states that you will be paying expenses related to proxy statements in addition to annual reports. As such, it appears that you do not intend to avail yourself to the limited reporting requirements of a Section 15(d) registrant. Please expand your disclosure to explain what it means to register a class of securities under Section 12 of the Securities Exchange Act. Advise when you will be filing a Form 8-A.

Risks Associated With This Offering

"If we fail to constantly add new merchants, our revenue and business will be harmed", page 6

7. Your statement that "[y]our management do not believe that [you] will be able have long-term-term contracts with merchant to guarantee the availability of deals…" is not clear. Please revise so that this risk factor clearly explains the uncertainty.

"We will rely on independent third-party transportation providers for substantially all of our merchandise shipments….", page 7

8.   We note that you will rely on third-party transportation providers for substantially all of your merchandise shipments. It is unclear, however, how these third-party transportation providers fit within your business model. Please advise or revise.

"We may suffer liability as a result of information retrieved from or transmitted over the internet…", page 8

9.   You report that you have been sued in the past; describe the exact nature of any past and pending litigation as well as the outcome of any such litigation. In this regard, we are unable to locate disclosure pertaining to any lawsuits in your document.

"We may be exposed to potential risks and significant expenses requirements under Section 404 of the Sarbanes-Oxley Act…", page 11

10.   Include under a separate risk factor heading disclosure informing readers that you will not be required to provide management's assessment of your annual report until your second annual report on Form 10-K is due. We refer to the disclosure included in risk factor number 25 on page 11. In addition, your revised disclosure should make it clear that even after you have ceased to be an emerging company, you will not have to provide an attestation report of your independent registered public accounting firm so long as you are a smaller reporting company.

Use of Proceeds, page 13

11.   Explain the nature of anticipated expense related to the development of the parking payment application. Tell us how the parking payment application fits within your business model as described in your document.

Dilution, page 13

12.   Your disclosure on page 13 indicates that your dilution table was based on total stockholder's equity of $4,085 as of May 31, 2012. Based on the audited financial statements included in the filing your total stockholder's equity as of May 31, 2012 was $3,761. Please revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 15

13.   We note you provide a plan of operations for the next twelve months assuming 100% of the shares are sold in the offering. Please revise to clarify how your plan of operations will be impacted should you sell only 25%, 50% or 75% of the shares in this offering.

Liquidity and Capital Resources, page 17

14.   Please revise the filing to disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Description of Business

Our Services, page 19

15.   Revise to describe in detail how you intend to earn revenue. In addition, be sure to include all disclosure in response to Item 101(h)(4) of Regulation S-K.

16.   Describe how your single employee will market and advertise your services. See Item 101(h)(4)(ii) regarding the distribution methods of your products and services. In this regard, we note that your sole officer and director currently devotes approximately twenty hours per week to your business.

17.   In addition, please include a more detailed and expanded discussion of your refund policy.

Competition and Industry Overview, page 21

18.   We note that you intend on reselling merchandise in various markets (e.g., Lithuania, Latvia and Estonia). Revise to provide a detailed, expanded discussion of the competitive environment for your services in these countries.

Undertakings, page II-2

19.   Given the nature of your offering, and the disclosure included in your document, it is unclear why you have included the undertaking related to Rule 430B. Please advise or revise so as to include those undertakings applicable to your offering.

<u>Signatures, page II-4</u>

20. Revise the paragraph preceding the signature on behalf of the Company so that the language is as set forth in Form S-1. You should not qualify the signature of the company with the certification that the company has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1.

21. Please revise the second half of the signature block so that it is signed by someone with the indicated capacity of either principal accounting officer or controller. See Instruction 1 to Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
         David Lubin Esq.
         David Lubin & Associates, PLLC